

March 28, 2012

Via E-mail
Mr. Nigel Travis
 Chief Executive Officer
Dunkin' Brands Group, Inc.
130 Royall Street
Canton, Massachusetts 02021

> **Re: Dunkin' Brands Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-35258**

Dear Mr. Travis:

We have reviewed your supplemental response letter, dated March 28, 2012, and we have the following comment.

Please respond to this letter within 5 business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or you do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 66

Note (6) Investments in joint ventures, page 82

1.   In response to our comment 2, we note that you intend to revise your disclosure regarding the use of the third-party valuation specialist to assist the Company in determining the fair value of your investment in BR Korea. We further note that your revised disclosure acknowledges the Company's responsibility for the determination that the carrying value of the investment in BR Korea exceeded its fair value by $19.8 million, and that such determination resulted in the recording of an impairment charge in that amount in the fourth quarter of 2011. However, in light of the materiality of this impairment charge to your results of operations for the fiscal year ended December 31, 2011, and since your December 31, 2011 Annual Report on Form 10-K (as it currently exists) is incorporated by reference into your Registration Statement No. 333-176246 on Form S-8, it appears you should amend your December 31, 2011 Annual Report on Form 10-K. In this regard,

your current disclosure attributes the determination of the fair value of your investment in BR Korea to a third party expert. As discussed in Question 141.02 of the C&DIs, if the disclosure attributes a statement to a third party expert, the registrant must comply with the requirements of Securities Act Rule 436 with respect to such statement.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding this comment. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief